

February 19, 2014

Via E-mail
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

      Re: Enerpulse Technologies, Inc.
              Amendment No. 4 to
              Registration Statement on Form S-1
              Filed February 3, 2014
              File No. 333-191471

Dear Mr. Gonnella:

      We have received your response to our prior comment letter to you dated January 24, 2014 and have the following additional comments.

<u>Outside Front Cover Page of Prospectus</u>

1. We note that there are still blanks for the per share exercise price of the warrants being offered by the company. It appears to us that this information should be included prior to effectiveness. Please revise or advise.

2. We note your response to our prior comment one. In your response, you tell us that you are registering the offering of the Underwriter Compensation Warrants and Underwriter Compensation Warrant Shares as part of the primary offering. In this regard we note your response to us that those securities "are being primarily offered as part of the Company's underwritten public offering." We also note your disclosure that in connection with this offering, that you have agreed to grant to Roth and Northland Capital Markets warrants to purchase common stock. Please tell us in your response the timing of these underwriters receiving the shares, as compared to the timing of the primary offering. We also note that you are not offering these securities at fixed prices for the entire duration of the offering. From the way this part of offering is disclosed in the document, it appears to us that the underwriters are receiving the shares as compensation and

are registering the shares for resale. As such, it appears that Roth Capital Partners LLC and Northland Capital Markets should be considered as selling shareholders as to the Underwriter Compensation Warrant and Underwriter Compensation Shares. Please revise throughout to clarify and include these shares in the Selling Stockholder table at page 64.

3. We note your response to our prior comment 3 and reissue the comment in part. Please advise us whether you anticipate that the common shares sold by the selling shareholders will initially be sold at a fixed price (or range), that will be different from the offering price of the common shares in the primary offering or if it will be same. It is our current understanding that the selling shareholders will sell at a price of $3.00 per common share until your shares are publicly traded and thereafter at prevailing market prices or privately negotiated prices.

4. We note that you have given the Underwriter Resale Warrant and the Underwriter Compensation Warrants the same initial fixed offering price of $2.66 per warrant. Please explain to us how this can be a bona fide offering price for each of these warrants given that the warrants appear to have such different terms. We note from page 70 that the Underwriter Resale Warrant is a single warrant to purchase 150,000 shares of your common stock. From the way the disclosure reads now, it appears that that one warrant, convertible into 150,000 shares would be sold for $2.66. We further note from page 74 that the Underwriter Compensation Warrants are multiple warrants to purchase up to a total of 125,000 shares of your common stock. In the alternative please revise to state bona fide prices for each of the Underwriter Resale Warrant and the Underwriter Compensation Warrants.

5. Similar to the common stock offered by the selling shareholders, it appears to us that the warrants should be sold at a fixed price (or range) until the warrants are publicly traded, if applicable, and thereafter at prevailing market prices or privately negotiated prices. We note your disclosure currently says that in the event a public market for your common stock develops, such warrants would be valued on a Black-Scholes valuation model and / or at privately negotiated prices. Please advise how you anticipate that valuation model operating for the warrants. We may have further comment once we review your response.

Principal Stockholder and Selling Stockholders, page 64

6. Please refer to the last sentence of the first paragraph. Please revise the last phrase "not be offered or sold in the offering" to refer to the "primary offering" rather than the "offering" if that is your intent. We note that you are registering the offering of common stock and warrants to be sold by the selling stockholders.

Description of Securities to be Registered, page 69

7. Please include a materially complete description of the terms of each of the warrants disclosed here. For instance, it is not clear throughout how many

underwriter compensation warrants are being registered and the terms of exercise, including how many shares each warrant is exercisable for.

Exhibit 5.1

8. Please advise regarding the securities mentioned in part (a) (iv) and (v) of the first paragraph. We do not see reference in the prospectus to a Representative's Warrant to purchase up to 375,000 shares of Common Stock to be issued to Roth or 375,000 Representative's Warrant Shares. While we see securities related to the overallotment in these amounts we note that you already reference the overallotment securities in part (a)(i) and (ii) of the first paragraph of the opinion.

9. Please revise the legality opinion including the first paragraph on page 1 and the opinion beginning on page 2 to address the Underwriter Compensation Warrants and Underwriter Compensation Warrant Shares which are described on the outside cover page of the prospectus.

10. Please revise so that counsel opines that the Warrants, Underwriter Resale Warrant, and Underwriter Compensation Warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants. We note from Exhibits 4.8, 4.9, and 4.10 that the warrants being registered for sale in this offering are governed by the laws of the State of New York. However you state on page 2 that "[t]he law covered by the opinions expressed herein is limited to the Federal Law of the United States and the laws applicable to the State of Nevada." In this regard we also note that paragraph (vii) of the opinion on page 3 does not provide any binding obligation opinion regarding the Underwriter Resale Warrant. Please refer to part II.B.1.f of Staff Legal Bulletin No. 19.

11. Please delete the phrase "may not be used, circulated, quoted or relied upon for any other purpose" from the last paragraph on page 3 as this appears to be an inappropriate limitation on reliance.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig